EXHIBIT 99.2

REE AUTOMOTIVE LTD.

CONSOLIDATED FINANCIAL STATEMENTS

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2022

UNAUDITED

INDEX

F-1

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollar in thousands (except share and per share data)

	September 30, 2022	December 31, 2021
	(Unaudited)	(Audited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$67,648	$275,772
Restricted cash	11	138
Short-term investments	117,500	—
Other accounts receivable and prepaid expenses	10,338	12,162
Total current assets	195,497	288,072

NON-CURRENT ASSETS:
Long-term restricted cash	987	1,005
Other accounts receivable	5,617	1,184
Operating lease right-of-use assets	26,423	—
Property and equipment, net	13,238	2,675
Total non-current assets	46,265	4,864
TOTAL ASSETS	$241,762	$292,936

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Trade payables	$4,180	$4,538
Other accounts payable and accrued expenses	19,078	16,018
Operating lease liabilities	1,858	—
Total current liabilities	25,116	20,556

NON-CURRENT LIABILITIES:
Deferred revenues	943	943
Warrants liability	—	21,034
Operating lease liabilities	18,791	—
Total non-current liabilities	19,734	21,977
TOTAL LIABILITIES	44,850	42,533

Commitments and Contingencies (Note 7)

SHAREHOLDERS’ EQUITY:
Ordinary shares	—	—
Additional paid-in capital	891,581	864,911
Accumulated deficit	(694,669)	(614,508)
Total shareholders’ equity	196,912	250,403
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$241,762	$292,936

The accompanying notes are an integral part of the consolidated financial statements.

F-2

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (Unaudited)

U.S. dollar in thousands (except share and per share data)

	Nine Months Ended
	September 30, 2022	September 30, 2021
Revenues	—	6
Cost of sales	547	339
Gross loss	(547)	(333)
Operating expenses:
Research and development expenses, net	59,802	229,132
Selling, general and administrative expenses	39,812	246,545
Total operating expenses	99,614	475,677
Operating loss	(100,161)	(476,010)
Income from warrants remeasurement	(17,929)	(17,263)
Financial income, net	(3,738)	(126)
Net loss before income tax	(78,494)	(458,621)
Income tax expense	1,667	58
Net loss	(80,161)	(458,679)
Net comprehensive loss	(80,161)	(458,679)
Basic and diluted net loss per Class A ordinary share	(0.27)	(2.09)
Weighted average number of ordinary shares and preferred shares used in computing basic and diluted net loss per share	292,058,962	219,207,053

The accompanying notes are an integral part of the consolidated financial statements.

F-3

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (Unaudited)

U.S. dollar in thousands (except share and per share data)

	Ordinary shares - Class A (1)		Ordinary shares - Class B (1)		Preferred shares (1)
	Shares	Amount	Shares	Amount	Shares	Amount	Additional Paid-in Capital	Accumulated Deficit	Total Shareholders’ Equity
Balance – January 1, 2021	45,271,559	$—	—	$—	130,799,440	$—	$154,959	$(109,178)	$45,781

Issuance of ordinary shares	2,610,101	—	83,417,110	—	—	—	—	—	—
Exercise of warrants	—	—	—	—	10,662,377	—	2,907	—	2,907
Conversion of preferred shares in connection with the SPAC merger	141,461,817	—	—	—	(141,461,817)	—	—	—	—
SPAC merger and PIPE financing	41,203,234	—	—	—	—	—	258,249	—	258,249
Share-based compensation	—	—	—	—	—	—	433,962	—	433,962
Net loss	—	—	—	—	—	—	—	(458,679)	(458,679)

Balance – September 30, 2021	230,546,711	$—	83,417,110	$—	—	$—	$850,077	$(567,857)	$282,220

Balance – January 1, 2022	234,262,636	$—	83,417,110	$—	—	$—	$864,911	$(614,508)	$250,403

Exercise of options	6,398,311	—	—	—	—	—	2,393	—	2,393
Exercise of warrants	50	—	—	—	—	—	1	—	1
Reclassification of warrant liability to equity	—	—	—	—	—	—	3,104	—	3,104
Issuance of shares for warrant exchange	3,325	—	—	—	—	—	—	—	—
Share-based compensation	—	—	—	—	—	—	21,172	—	21,172
Net loss	—	—	—	—	—	—	—	(80,161)	(80,161)

Balance – September 30, 2022	240,664,322	$—	83,417,110	$—	—	$—	$891,581	$(694,669)	$196,912

(1) Prior period results have been retroactively adjusted to reflect the 1:26.7017 stock split and the changes in par value from 0.01 NIS to no par value effected on July 22, 2021.

The accompanying notes are an integral part of the consolidated financial statements.

F-4

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS (Unaudited)

U.S. dollar in thousands (except share and per share data)

	Nine months ended September 30,
	2022	2021
Cash flows from operating activities:

Net loss	$(80,161)	$(458,679)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation, amortization, and accretion	2,824	292
Share-based compensation	21,172	433,962
Remeasurement of warrant liability	(17,929)	(17,263)
Transaction costs related to warrant exchange	2,789	—
Transaction costs related to warrants	—	2,887
Increase in accrued interest on short term investments	(371)	—
Decrease in inventory	—	18
Decrease in trade receivables	—	54
Increase in other accounts receivable and prepaid expenses	(4,779)	(10,124)
Increase in operating lease right-of-use assets and liability, net	(7,934)	—
Increase in deferred revenues	—	578
Increase (decrease) in trade payables	(782)	2,635
Increase in other accounts payable and accrued expenses	345	4,879
Other	9	92
Net cash used in operating activities	(84,817)	(40,669)

Cash flows from investing activities:
Purchase of property and equipment	(9,021)	(1,428)
Purchase of short-term investments	(128,026)	—
Proceeds from short-term investments	11,250
Proceeds from bank deposits	—	1,667
Net cash provided by (used in) investing activities	(125,797)	239

Cash flows from financing activities:
Proceeds from exercise of options	2,393	—
Exercise of warrants	1	—
Proceeds from exercise of warrants to preferred shares	—	2,907
Payments of transaction costs for warrant exchange	(49)	—
Proceeds from merger, net of transaction costs	—	287,579
Net cash provided by financing activities	2,345	290,486

Decrease in cash, cash equivalents and restricted cash	(208,269)	250,056
Cash, cash equivalents and restricted cash at beginning of year	276,915	45,507
Cash, cash equivalents and restricted cash at end of period	$68,646	$295,563

The accompanying notes are an integral part of the consolidated financial statements.

F-5

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS (Unaudited)

U.S. dollar in thousands (except share and per share data)

	Nine Months Ended September 30,
	2022	2021
Non-cash activity:

Purchase of property and equipment included in accounts payable or accrued	$399	$—
Reclassification of warrant liability to equity	$3,104	$—

	Nine Months Ended September 30,
	2022	2021
Supplemental cash flow:

Cash received from interest	$1,215	$67

	September 30,
	2022	2021
Reconciliation of cash, cash equivalents and restricted cash:

Cash and cash equivalents	$67,648	$294,489
Restricted cash	11	1,074
Non-current restricted cash	987	—
Total cash, cash equivalents and restricted cash	$68,646	$295,563

F-6

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2022

U.S. dollars in thousands (except share and per share data)

NOTE 1. GENERAL

REE Automotive Ltd. was incorporated in Israel on January 16, 2011.

REE Automotive Ltd. has established wholly-owned subsidiaries in the United States, Germany, Japan and the United Kingdom (the “Subsidiaries”). REE Automotive Ltd. and its subsidiaries (the “Company” or “we”) is a development stage company actively executing our business plan and establishing strategic collaborations with industry leaders to expand our industry footprint across segments. We are currently developing full vehicle prototypes with REEcornerTM technology, preparing to commence commercial trials of our P7 Platform.

On February 3, 2021, the Company entered into a merger agreement (the “Merger Agreement”) with 10X Capital Venture Acquisition Corp (“10X Capital”), a Delaware corporation and special purpose acquisition company (“SPAC”), and Spark Merger Sub, Inc., a wholly-owned subsidiary of the Company, pursuant to which Merger Sub merged with and into 10X Capital (the “Merger”). The Merger was consummated on July 22, 2021 (the “Closing Date”) with 10X Capital becoming a wholly-owned subsidiary of the Company, and the securityholders of 10X Capital becoming securityholders of the Company.

The Company became a publicly traded company listed on the Nasdaq Stock Exchange on July 23, 2021, with its ordinary shares trading under the ticker symbol “REE”.

As of September 30, 2022, the Company’s principal source of liquidity includes its unrestricted cash balance in the amount of $67,648 and its short term investments in the amount of $117,500, which is sufficient to finance its business activity for the next 12 months. The Company has a history of losses, and expects to incur significant expenses and continuing losses for the foreseeable future. We may be required to obtain additional financing in order to expand our future operations.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Unaudited interim consolidated financial statements

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) for interim financial information. In the opinion of management, the unaudited interim consolidated financial statements include all adjustments necessary for a fair presentation.

The balance sheet as of December 31, 2021 has been derived from the audited consolidated financial statements of the Company at that date but does not include all information and footnotes required by U.S. GAAP for complete financial statements.

The accompanying unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and accompanying notes for the year ended December 31, 2021.

The significant accounting policies disclosed in the Company’s audited 2021 consolidated financial statements and notes thereto have been applied consistently to these unaudited interim consolidated financial statements except for the application of ASC 842. Results for the nine months ended September 30, 2022 are not necessarily indicative of results that may be expected for the year ending December 31, 2022.

F-7

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2022

U.S. dollars in thousands (except share and per share data)

Use of estimates

The preparation of the unaudited interim consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the interim consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The Company’s management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. Actual results could differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents consist of cash balances and bank deposits, including money market funds, that have a maturity, at the date of purchase, of three months or less.

Investments

The Company accounts for investments in debt securities in accordance with ASC 320, "Investments - Debt Securities". Management determines the appropriate classification of its investments in debt securities at the time of purchase and re-evaluates such determinations at each balance sheet date.

Held-to-maturity securities are those securities that the Company has the positive intent and ability to hold until maturity. Trading securities are those securities that the Company intends to sell in the near term. All other securities not included in the held-to-maturity or trading category are classified as available-for-sale. Held-to-maturity securities are recorded at amortized cost. Trading securities are carried at fair value with unrealized gains and losses charged to earnings. Available-for-sale securities are carried at fair value with unrealized gains and losses recorded within accumulated other comprehensive income (loss) as a separate component of shareholders’ equity.

The Company's securities are reviewed for impairment in accordance with ASC 320-10-35. If such assets are considered to be impaired, the impairment charge is recognized in earnings when a decline in the fair value of its investments below the cost basis is judged to be other-than-temporary. Factors considered in making such a determination include the duration and severity of the impairment, the reason for the decline in value, the potential recovery period and the Company's intent to sell, including whether it is more likely than not that the Company will be required to sell the investment before recovery of cost basis. For securities with an unrealized loss that the Company intends to sell, or it is more likely than not that the Company will be required to sell before recovery of their amortized cost basis, the entire difference between amortized cost and fair value is recognized in earnings. For securities that do not meet these criteria, the amount of impairment recognized in earnings is limited to the amount related to credit losses, while declines in fair value related to other factors are recognized in accumulated other comprehensive income (loss). As of September 30, 2022, no other-than-temporary impairment had been recognized.

Leases

On January 1, 2022, the Company adopted ASU No. 2016-02, "Leases (Topic 842)",using the modified retrospective method by applying the new standard to all leases existing at the date of initial application. Results and disclosure requirements for reporting periods beginning after January 1, 2022 are presented under Topic 842, while prior period amounts have not been adjusted and continue to be reported in accordance with our historical accounting under Topic 840. The Company has elected the package of practical expedients permitted under the transition guidance, which allows the Company not to reassess (1) whether any expired or existing contracts as of the adoption date are or contain a lease, (2) lease classification for any expired or existing leases as of the adoption date and (3) initial direct costs for any expired or existing leases as of the adoption date. The Company elected to not recognize a lease liability and a right-of-use ("ROU") asset for leases with a term of twelve months or less. Lease payments on short-term leases are recognized as an expense on a straight-line basis over the lease term, not included in lease liabilities. Lastly, the Company also elected the practical expedient to not separate lease and non-lease components for its leases.

F-8

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2022

U.S. dollars in thousands (except share and per share data)

The Company determines if an arrangement is a lease and the classification of that lease at inception based on: (1) whether the contract involves the use of a distinct identified asset, (2) whether the Company obtains the right to substantially all the economic benefits from the use of the asset throughout the period, and (3) whether the Company has a right to direct the use of the asset.

ROU assets represent the right to use an underlying asset for the lease term and lease liabilities represent the obligation to make minimum lease payments arising from the lease. ROU assets are initially measured at amounts, which represents the discounted present value of the lease payments over the lease, plus any initial direct costs incurred. The lease liability is initially measured at lease commencement date based on the discounted present value of minimum lease payments over the lease term. The implicit rate within the operating leases is generally not determinable, therefore the Company uses its Incremental Borrowing Rate ("IBR") based on the information available at commencement date in determining the present value of lease payments. The Company's IBR is estimated to approximate the interest rate for collateralized borrowing with similar terms and payments and in economic environments where the leased asset is located. Certain leases include options to extend or terminate the lease. An option to extend the lease is considered in connection with determining the ROU asset and lease liability when it is reasonably certain that the Company will exercise that option. An option to terminate is considered unless it is reasonably certain that the Company will not exercise the option.

Payments under the Company's lease arrangements are primarily fixed, however, certain lease agreements contain variable payments, which are expensed as incurred and not included in the operating lease right-of-use assets and liabilities. Variable lease payments are primarily comprised of payments affected by common area maintenance and utility charges.

Fair value of financial instruments

Fair value is defined as the exchange price that would be received from the sale of an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Company measures financial assets and liabilities at fair value at each reporting period using a fair value hierarchy which requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

A financial instrument’s classification within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Three levels of inputs may be used to measure fair value:

Level 1 — quoted prices in active markets for identical assets or liabilities.

Level 2 — inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 — unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Financial instruments consist among others of cash equivalents, restricted cash, other accounts receivable, trade payables, and other accounts payable and accrued expenses. The estimated fair values of these financial instruments approximate their carrying value as presented, due to their short term maturities. We consider public warrant liabilities to be Level 1 and private warrants are measured at fair value using Level 3 inputs. For short term investments refer to Note 3 and 11.

F-9

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2022

U.S. dollars in thousands (except share and per share data)

Revenue recognition

During 2021, the Company generated revenues from selling its wheels for personal mobility products.

Under ASC 606 “Revenue from contracts with customers”, the Company recognizes revenue when its customer obtains control of promised goods or services in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. To determine revenue recognition for contracts that are within the scope of the standard, the Company performs the following five steps: (1) Identify the contract(s) with a customer, (2) Identify the performance obligations in the contract, (3) Determine the transaction price, (4) Allocate the transaction price to the performance obligations in the contract and (5) Recognize revenue when (or as) the entity satisfies a performance obligation.

The Company recognizes revenue at the time when its customer obtains control of the promised goods which is when the performance obligation is satisfied by transferring the promised product to the customer.

The transaction price is determined based on the consideration to which the Company expects to be entitled in exchange for transferring the products to the customer.

The Company applied the practical expedient in ASC 606 and did not evaluate payment terms of one year or less for the existence of a significant financing component.

Deferred revenues are recognized as (or when) the Company receives consideration prior to performing its obligations under the contract.

In April 2021, the Company entered into a strategic development agreement with a customer, pursuant to which the Company will develop and supply REE platform prototypes. Revenue related to the agreement is deferred and will be recognized upon satisfying performance obligations in the contract. As of September 30, 2022 and December 31, 2021, the Company had deferred revenues recorded of $943. The Company’s contracts with customer prepayment terms do not include a significant financing component because the primary purpose is not to receive financing from the customers.

For contracts in which the performance obligation has an original expected duration of one year or less, the Company does not provide disclosure on its remaining performance obligations.

Fulfillment costs are capitalized up to the amount that is expected to be recovered, and any excess amounts will be expensed as incurred. As of September 30, 2022, the Company recorded capitalized costs of $943.

Contract liabilities consisted of the following as of September 30, 2022 and December 31, 2021:

	September 30, 2022	December 31, 2021
	(Unaudited)	(Audited)
Deferred revenues, non-current	$943	$943

F-10

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2022

U.S. dollars in thousands (except share and per share data)

Remaining Performance Obligation

The Company’s remaining performance obligations are comprised of the delivery of products and a material right for purchases of finished goods not yet delivered. As of September 30, 2022, the aggregate amount of the transaction price allocated to remaining performance obligations was $943, which the Company expects to recognize as revenue.

Recently adopted accounting pronouncements

As an “emerging growth company,” the Jumpstart Our Business Startups Act (“JOBS Act”) allows the Company to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. The Company has elected to use this extended transition period under the JOBS Act. The adoption dates discussed below reflect this election.

On January 1, 2022, the Company adopted ASU No. 2016-02, "Leases (Topic 842)". Upon adoption, we recognized total right of use (“ROU”) assets and corresponding liabilities of $8,857 on our consolidated balance sheets. The ROU assets include adjustments for prepayments and accrued lease payments. The adoption did not impact the beginning balance of retained earnings, or prior year consolidated statements of income and statements of cash flows.

For information regarding the impact of Topic 842 adoption, see Significant Accounting Policies – Leases above and Note 5 - Leases.

In December 2019, the FASB issued ASU 2019-12 “Income Taxes (Topic 740) — Simplifying the Accounting for Income Taxes” (“the Update”). ASU 2019-12 is intended to simplify the accounting for income taxes by removing certain exceptions to the general principles in ASC 740. The standard will be effective for the Company for fiscal years beginning January 1, 2022, and interim periods in fiscal years beginning January 1, 2023. Commencing on January 1, 2022 for the interim periods, the company adopted this ASU, but the standard did not have a material impact on the Company’s consolidated financial statements.

Recently issued accounting pronouncements, not yet adopted

In June 2016, the FASB issued ASU 2016-13 “Financial Instruments — Credit Losses — Measurement of Credit Losses on Financial Instruments.” This guidance replaces the current incurred loss impairment methodology with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates.

The guidance will be effective for the Company beginning January 1, 2023, and interim periods therein. The Company is currently evaluating the effect that ASU 2016-13 will have on its consolidated financial statements and related disclosures, expecting our held-to-maturity securities and security deposits to be affected. However, the adoption is not expect to result in a material impact to the Company’s consolidated financial statements.

NOTE 3. INVESTMENTS

Our investments as of September 30, 2022 are comprised of held-to-maturity securities consisting mainly of U.S. dollar denominated investments primarily in bank deposits, agency bonds, municipal bonds, and commercial paper. Our investment guidelines are to purchase securities that are investment grade at the time of acquisition.

F-11

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2022

U.S. dollars in thousands (except share and per share data)

Short-term investments consisted of the following:

	September 30, 2022
	(Unaudited)
	Short-term investments
	Amortized cost basis	Gross unrealized gains	Gross unrealized loss	Fair value
Bank deposit securities:
Bank deposits	$36,651	$—	—	$36,651

Held-to-maturity marketable securities:
Agency bonds	$46,141	$—	$(344)	$45,797
Municipal bonds	507	—	(4)	503
Commercial paper	29,722	—	—	29,722
Treasury bills	4,479	—	(4)	4,475
Total held-to-maturity marketable securities	$80,849	$—	$(352)	$80,497

Total short term investments	$117,500	$—	$(352)	$117,148

The securities in our portfolio are investment grade and short-term in nature. All held-to-maturity marketable securities are due within 1 year or less. As of September 30, 2022, no continuous unrealized losses for 12 months or greater were identified.

NOTE 4. OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	September 30, 2022	December 31, 2021
	(Unaudited)	(Audited)
Government authorities	$753	$897
Prepaid expenses	5,558	5,151
Advances to suppliers	3,393	5,734
Other receivables	634	380
Total	$10,338	$12,162

F-12

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2022

U.S. dollars in thousands (except share and per share data)

NOTE 5. LEASES

The Company`s leases include offices for its facilities worldwide, as well as car leases, which are all classified as operating leases. Certain leases include renewal options that are under the Company`s sole discretion. The renewal options were included in the right-of-use assets and liabilities calculations if it was reasonably certain that the Company will exercise the option.

September 30, 2022
(Unaudited)
Operating lease cost:	$2,779
Short-term lease cost:	230
Variable lease cost:	93
Net lease cost:	$3,102

September 30, 2022
(Unaudited)
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows for operating leases:	$5,524

Supplemental cash flow information related to operating leases:
Adoption of "Leases (Topic 842)"	$8,857
Right-of-use assets obtained in exchange for new operating lease liabilities:	$16,636
Adjustment to right-of-use assets upon the resolution of contingent lease payments	$3,093

Weighted average remaining operating lease term	8.3
Weighted average discount rate operating lease	5.47%

The following table outlines maturities of the Company’s lease liabilities as of September 30, 2022:

Operating Leases
(Unaudited)
2022 (remainder)	$639
2023	$3,445
2024	$3,509
2025	$3,486
2026 and thereafter	$16,461
Total undiscounted lease payments	$27,540

Less:
Imputed interest	$6,891

Present value of lease liabilities	$20,649

F-13

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2022

U.S. dollars in thousands (except share and per share data)

NOTE 6. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	September 30, 2022	December 31, 2021
	(Unaudited)	(Audited)
Employees and payroll accruals	$6,570	$8,262
Professional fees	2,797	600
Non recurring engineering	3,963	4,800
Government authorities	2,040	648
Other payables	3,708	1,708
Total	$19,078	$16,018

NOTE 7. COMMITMENTS AND CONTINGENT LIABILITIES

Commitments

The following table summarizes REE’s contractual obligations and other commitments for cash expenditures as of September 30, 2022, and the years in which these obligations are due. Certain obligations are reflected in our balance sheet, while other are disclosed as future obligations. This table is not meant to represent a forecast of our total cash expenditures for any of the periods presented.

Purchase commitments
(Unaudited)
2022	$5,773
2023	513
2024	—
2025	—
2026 and thereafter	—
Total	$6,286

Open purchase orders that are cancellable are not considered unconditional purchase obligations for financial reporting purposes and are not included in the table above. Such purchase orders often represent authorizations to purchase rather than binding agreements.

In addition, REE enters into agreements in the normal course of business with vendors to perform various services, which are generally cancellable upon written notice. These payments are not included in this table of contractual obligations.

Guarantee

A short-term guarantee in the amount of approximately $11 was issued by a bank to secure the Company’s credit cards payments. Long-term guarantees of $5,001 were recorded within Long-term restricted cash and Other Accounts Receivable to secure the Company’s office and manufacturing locations.

F-14

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2022

U.S. dollars in thousands (except share and per share data)

Royalty bearing grants

The Company’s research and development efforts have been partially financed through grants from the Israel Innovation Authority (“IIA”) for the technology related to the Softwheel products. In 2021, the Company applied to the IIA and was approved to update the definition of royalties set for the Company, so that the Company will be obligated to pay royalties solely on revenues generated from Softwheel products (and not the Company’s automotive activity). Under the research and development agreements with the IIA and pursuant to applicable laws, the Company is required to pay royalties at the rate of 3-5% on sales of products developed with funds provided by the IIA. Such royalties are due up to an amount equal to 100% of the IIA grants received, linked to the U.S. dollar plus interest on the unpaid amount received based on the 12-month LIBOR rate (from the year the grant was approved) applicable to U.S. dollar deposits. If the Company returns to production of these products outside of Israel and generates sales, the ceiling will increase based on the percentage of production that is outside of Israel, up to a maximum of 300% of the IIA grants, linked to the dollar and bearing interest as noted above. If the Company does not generate sales of products developed with funds provided by the IIA, the Company is not obligated to pay royalties or repay the grants. For the nine months September 30, 2022 and 2021, the Company had an aggregate of paid and accrued royalties to the IIA, recorded as cost of revenue in the consolidated statement of comprehensive loss in the amount of $0 and less than $1, respectively.

As of September 30, 2022, the Company’s remaining contingent obligation with respect to royalty-bearing participation received or accrued, net of royalties paid or accrued, were $726, respectively.

In 2018, the Company signed a research and development agreement with the Israel-United States Binational Industrial Research and Development Foundation (“BIRD”) for the technology related to Softwheel products. Under this agreement, the Company is required to pay royalties at a rate of 5% of the sales of products developed with funds provided by BIRD up to an amount equal to 150% of the aggregate dollar amount of the grants received linked to the U.S. consumer price index. For the nine months ended September 30, 2022 and 2021, no expenses were recorded.

As of September 30, 2022, the BIRD contingent liability with respect to royalty-bearing participation received or accrued, net of royalties paid or accrued, totaled $433.

Legal proceedings

In the ordinary course of business, the Company may be subject from time to time to various proceedings, lawsuits, disputes, or claims. Although it cannot predict with assurance the outcome of any litigation, it does not believe there are currently any such actions that, if resolved unfavorably, would have a material impact on its financial condition, results of operations, or cash flows.

F-15

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2022

U.S. dollars in thousands (except share and per share data)

NOTE 8. SHAREHOLDERS’ EQUITY

Composition of share capital:

	September 30, 2022			December 31, 2021
	(Unaudited)			(Audited)
	Authorized	Issued	Outstanding	Authorized	Issued and outstanding
	Number of shares			Number of shares
Class A Ordinary shares, no par value (1)	1,000,000,000	243,271,013	240,664,322	1,000,000,000	234,262,636
Class B Ordinary shares, no par value (2)	83,417,110	83,417,110	83,417,110	83,417,110	83,417,110
	1,083,417,110	326,688,123	324,081,432	1,083,417,110	317,679,746

(1) Each Class A Ordinary Share has the right to exercise one vote, to participate pro rata in all the dividends declared by the Board of Director’s of the Company and the rights in the event of the Company’s winding up are to participate pro-rata in the total assets of the Company.

(2) Class B Ordinary Shares, which are held by the founders, are entitled to cast ten votes per each Class B Ordinary Share held as of the applicable record date. Specific actions set forth in REE’s Amended and Restated Articles may not be effected by REE without the prior affirmative vote of 100% of the outstanding REE Class B Ordinary Shares, voting as a separate class. Each Class B Ordinary Shares will be automatically suspended upon the tenth anniversary of the closing of the Merger. There are no economic or participating rights to this class of shares.

Equity transactions

In the nine months ended September 30, 2021, certain investors exercised their Preferred B warrants at a price of $0.27 per share. Such investors paid a total of $2,907 in exchange for 10,662,377 Preferred B shares of no par value of the Company.

In April 2021, the Company entered into a strategic collaboration agreement with a strategic partner regarding the ability to work with the Company to develop new markets and new business models for REE’s corner module technology and design (the “Strategic Partner”). In June 2021 and August 2021 the Company issued to the Strategic Partner 1,989,622 and 370,479 ordinary shares, respectively, and had agreed to issue additional ordinary shares to be issued to the Strategic Partner upon the achievement of certain revenue and production milestones, which will require the Company to obtain definitive purchase orders from third-party customers. As a result, the Company recorded share-based compensation expenses in the amount of $18,802 in selling, general and administrative expenses.

On August 16, 2021, the Board of Directors approved the issuance of 250,000 shares issued to an affiliate of Cowen and Company, LLC (“Cowen”) in consideration for advisory services provided by Cowen in connection with the Merger Agreement.

F-16

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2022

U.S. dollars in thousands (except share and per share data)

Merger with 10X Capital

On February 3, 2021 the Company entered into the Merger Agreement with 10X Capital and Merger Sub. The Merger was consummated on July 22, 2021 (the “Closing Date”) with 10X Capital becoming a wholly-owned subsidiary of the Company, and the securityholders of 10X Capital becoming securityholders of the Company. On the Closing Date, the following transactions occurred pursuant to the terms of the Merger Agreement:

(i) Each preferred share, par value NIS 0.01 each, of the Company (each, a “Company’s Preferred Share”) converted into Class A ordinary shares, no par value, of the Company (“Class A Ordinary Shares”), in accordance with Company’s organizational documents and (ii) immediately following such conversion but prior to the Effective Time, the Company effected a stock split of all of its outstanding Class A Ordinary Share into an aggregate of 188,722,998 Class A Ordinary Shares, calculated in accordance with the terms of the Merger Agreement such that each Class A Ordinary Share had a value of $10.00 per share after giving effect to such stock split (together with the conversion of the Company’s Preferred Shares, par value NIS 0.01 (“Preferred Shares”), the “Capital Restructuring”).

Each outstanding share of Class B common stock, par value $0.0001 per share, of 10X Capital (“10X Capital Class B Common Stock”) converted into shares of Class A common stock, par value $0.0001 per share, of 10X Capital (“10X Capital Class A Common Stock”) and, immediately thereafter, each outstanding share of 10X Capital Class A Common Stock converted into the right to receive one newly issued Class A Ordinary Share. A total of 12,703,234 Class A Ordinary Shares were issued to holders of 10X Capital Class A Common Stock.

Pursuant to that certain SPAC Letter Agreement entered into concurrently with the Merger Agreement (the “Letter Agreement”), by and among 10X Capital, its executive officers and directors, 10X Capital SPAC Sponsor I LLC (the “Sponsor”) and the Company, up to 1,500,000 of the Class A Ordinary Shares held by the Sponsor were subject to forfeiture without consideration if the trading prices of Class A Ordinary Shares specified in the Letter Agreement were not achieved following the Merger. On the second business day following the Merger, all 1,500,000 Class A Ordinary Shares were forfeited pursuant to the terms of the Letter Agreement, resulting in 11,203,234 Class A Ordinary Shares held by the holders of 10X Capital Class A Common Stock.

Each of 10X Capital’s outstanding warrants to purchase one share of 10X Capital Class A Common Stock (the “10X Capital Warrants”), including both the 10X warrants issued to public shareholders in 10X’s initial public offering (the “Public Warrants”) and the 10X warrants issued in a private placement to 10X’s sponsors in 10X’s initial public offering (the “Private Warrants”) (together, the "Warrants liability"), were converted into the right to receive an equal number of warrants to purchase one Class A Ordinary Share (the “Warrants”), subject to downward adjustment to the next whole number in case of fractions of Warrants. A total of 15,562,500 Warrants to purchase one Class A Ordinary Share were issued to holders of 10X Capital Warrants.

The Company’s ordinary shares are divided into two classes. The Class A Ordinary Shares have one vote per share. The Class B ordinary shares, without par value (the “Class B Ordinary Shares”), each have 10 votes per share. An aggregate of 83,417,110 Class B Ordinary Shares were issued to the founders of the Company representing approximately 39% of the voting power to each of them immediately following the Merger.

On February 3, 2021, concurrently with the execution of the Merger Agreement, the Company and 10X Capital entered into Subscription Agreements (the “Subscription Agreements”) with certain investors (the “PIPE Investors”), pursuant to which the PIPE Investors agreed to subscribe for and purchase, and the Company agreed to issue and sell to such PIPE Investors, an aggregate of 30,000,000 shares of 10X Capital Class A Common Stock at $10.00 per share for gross proceeds of approximately $300,000 (the “PIPE Financing”) on the Closing Date, which were converted into 30,000,000 Class A Ordinary Shares upon the consummation of the Merger. The PIPE Financing closed immediately prior to the Merger.

F-17

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2022

U.S. dollars in thousands (except share and per share data)

Total gross proceeds resulted from the Merger transaction were approximately $348,000 out of which total transaction costs amounted to approximately $63,000. The transaction costs related to the Warrants liability in the amount of $2,887 were recognized as expenses in the Company’s statement of comprehensive loss for the period ended September 30, 2021.

On July 22, 2021, the Company’s board of directors approved a 1:26.7017 stock split and a change in par value from NIS 0.01 to no par value. As a result, all Ordinary shares, Preferred Shares, options for Ordinary Shares, warrants to Preferred Shares, exercise price and net loss per share amounts were adjusted retroactively for all periods presented in these consolidated financial statements as if the stock split and change in par value had been in effect as of the date of these consolidated financial statements.

For information regarding the completion of the registered exchange offer for the Company's outstanding warrants, see Note 10 - Warrant Liabilities.

The share-based compensation expense recognized in the Company’s consolidated statements of operations are as follow:

	Nine months ended
	September 30, 2022	September 30, 2021
	(Unaudited)	(Unaudited)
Cost of sales	$72	$309
Research and development	10,261	203,376
Selling, general and administrative	10,839	230,277
	$21,172	$433,962

NOTE 9. INCOME TAXES

The main reconciling item between the statutory tax rate of the Company and the effective tax rate are the non-recognition of tax benefits from accumulated net operating loss carryforward of the Company due to the uncertainty of the realization of such tax benefits and the unrecognized tax positions recorded in the period.

F-18

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2022

U.S. dollars in thousands (except share and per share data)

Income taxes are comprised as follows:

	Nine months ended
	September 30, 2022	September 30, 2021
	(Unaudited)	(Unaudited)
Current	$1,667	$58
	$1,667	$58

	Nine months ended
	September 30, 2022	September 30, 2021
	(Unaudited)	(Unaudited)
Domestic	$96	$—
Foreign (non-Israeli jurisdictions)	1,588	58
	$1,684	$58

Net loss before income tax	(78,494)	(43,729)
Effective tax rate	(2.15)%	(0.01)%

Uncertain tax positions

A reconciliation of the opening and closing amounts of total unrecognized tax benefits is as follows:

	September 30, 2022	December 31, 2021
	(Unaudited)	(Audited)
Opening balance	$856	$—
Tax positions reversed in current year	(266)	—
Tax positions taken in current year	1,089	856
Accrued interest	73	—
Ending balance	$1,752	$856

The Company recognizes interest and penalties, if any, related to unrecognized tax positions in income tax expense.

NOTE 10. WARRANT LIABILITIES

Warrant liabilities

Pursuant to the merger agreement with 10X Capital Venture Acquisition Corp (“10X”), the Company assumed warrants previously issued by 10X consisting of 5,500,000 Private Placement Warrants and 10,062,500 Public Warrants, which were converted into warrants to purchase 15,562,500 Class A ordinary shares. The warrants to purchase 15,562,500 Class A ordinary shares gave the holder the right to purchase such shares at a fixed amount for a period of five years subject to the terms and conditions of the warrant agreement.

F-19

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2022

U.S. dollars in thousands (except share and per share data)

During September 2022, 50 Public Warrants were exercised at an exercise price of $11.50 per shares, for an aggregate of 50 shares of the Company's Class A ordinary shares. Total cash proceeds generated from Public Warrant exercises in September 2022 were insignificant.

On September 22, 2022, the Company completed a registered exchange offer of the Company's 15,562,450 outstanding warrants (“Warrant Exchange”). In connection therewith, the Company exchanged 13,033,350 warrants tendered for shares of the Company’s Class A ordinary shares at an exchange ratio of 0.20 shares for each warrant. As a result, at closing of the exchange, the Company was obligated to issue 2,606,691 Class A ordinary shares that were settled on October 4, 2022.

Additionally, the Company entered into Amendment No. 1 (the “Warrant Amendment”) to the Warrant Agreement, dated as of September 23, 2022. The Warrant Amendment provided the Company with the right to mandatorily exchange the Company’s remaining outstanding warrants for Class A ordinary shares, at an exchange ratio of 0.18 shares for each warrant. Simultaneously with the closing of the warrant exchange offer, the Company notified holders of the remaining 2,529,100 warrants that it would exercise its right to exchange the warrants for Class A ordinary shares, resulting in the Company’s obligation to issue 455,759 Class A ordinary shares that were issued on October 11, 2022.

The change in fair value of warrant liabilities was recorded through the date of exchange as change in fair value of warrant liabilities within the unaudited condensed consolidated statements of comprehensive loss. Additionally, the fair value of the warrant liability as of the exchange date of $3,104 was reclassified to additional paid-in capital within the unaudited condensed consolidated balance sheets as of September 30, 2022.

NOTE 11. FAIR VALUE MEASUREMENTS

The following table presents information about the Company’s assets and liabilities fair value at September 30, 2022 and December 31, 2021 and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:

	September 30, 2022
	Level 1	Level 2	Level 3
	(Unaudited)
Assets:
Money market fund	$30,765	$—	$—
Bank deposits	—	36,651	—
Agency bonds	—	45,797	—
Municipal bonds	—	503	—
Commercial paper	—	29,722	—
Treasury bills	—	4,475	—
	$30,765	$117,148	$—

Amounts included in:
Cash and cash equivalents	$30,765	$—	$—
Short-term investments	—	117,148	—
Total	$30,765	$117,148	$—

F-20

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2022

U.S. dollars in thousands (except share and per share data)

	December 31, 2021
	Level 1	Level 2	Level 3
	(Audited)
Liabilities:
Warrant liability – Public warrants	$10,364	$—	$—
Warrant liability – Private warrants	—	—	10,670
	$10,364	$—	$10,670

Amounts included in:
Warrant liability	$(10,364)	$—	$(10,670)
Total	$(10,364)	$—	$(10,670)

Fair value of warrants liability

The fair value of the Public Warrants was determined with reference to the prevailing market price for warrants that were traded on Nasdaq under the ticker REEAW and as of the exchange date based on the exchange ratio to ordinary share and the quoted price for such share.

As of December 31, 2021, the Private warrants were valued using a Modified Black Scholes Option Pricing Model, which was considered to be a Level 3 fair value measurement. The Modified Black Scholes model’s primary unobservable input utilized in determining the fair value of the Private warrants was the expected volatility of the Class A ordinary shares. The expected volatility was implied from a blend of the Company’s own share and Public warrant pricing and the average historical share volatilities of several unrelated public companies within the Company’s industry that the Company considers to be comparable to its own business. As of the exchange date, the Private warrants were valued using the exchange ratio to ordinary share and the quoted price for such share.

The following table provides the inputs used for Level 3 fair value measurements as of December 31, 2021:

December 31, 2021
(Audited)
Stock price	$5.55
Strike price	$11.50
Term (in years)	4.6
Volatility	65.0%
Risk-free rate	1.2%
Dividend yield	0.0%

Transfers Into and Out of Level 3

The Company transfers financial instruments out of Level 3 on the date when underlying input parameters are readily observable from existing market quotes.

The following tables provide reconciliation for all financial liabilities measured at fair value using significant unobservable inputs (Level 3) for the nine months ended September 30, 2022:

F-21

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2022

U.S. dollars in thousands (except share and per share data)

Total Level 3 Financial Liabilities
Balance – December 31, 2021	$10,670
Change in fair value of Private Placement Warrant liability	(9,512)
Transfer of Private Placement Warrants to Public Warrants	(699)
Reclassification of warrant liability to equity	(459)
Balance – September 30, 2022	$—

NOTE 12. FINANCIAL INCOME, NET

	Nine months ended
	September 30, 2022	September 30, 2021
	(Unaudited)	(Unaudited)
Interest income and bank fees, net	$(1,731)	$(202)
Foreign currency translation adjustments - expense (income)	(2,007)	76
Financial income, net	$(3,738)	$(126)

NOTE 13. BASIC AND DILUTED NET LOSS PER SHARE

The following table sets forth the computation of basic and diluted losses per share:

	Nine months ended
	September 30, 2022	September 30, 2021
	(Unaudited)	(Unaudited)
Numerator:

Net loss for basic and diluted loss per share	$(80,161)	$(458,679)

Denominator:

Weighted average number of Class A ordinary and preferred shares used in computing basic and diluted net loss per share	292,058,962	219,207,053

Basic and diluted net loss per Class A ordinary and preferred shares	$(0.27)	$(2.09)

During the nine months ended September 30, 2022 and 2021, the Company was in a loss position and therefore all its potential shares were antidilutive. The total weighted average number of shares related to the outstanding options and warrants excluded from the calculation of diluted loss per share due to their anti-dilutive effect was 73,557,485 and 67,792,330 for the nine months ended September 30, 2022 and 2021.

F-22

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2022

U.S. dollars in thousands (except share and per share data)

NOTE 14. SUBSEQUENT EVENTS

On November 7, 2022, we received written notice from the Listing Qualifications staff of the Nasdaq indicating that because the minimum bid price of the Company’s Class A ordinary shares has closed below $1.00 per share for more than 30 consecutive business days, the Company no longer meets the requirements of Listing Rule 5450(a)(1), which requires the Company to maintain a minimum bid price of $1.00 per share (the "Bid Price Rule"). The NASDAQ Listing Rules provide the Company with a compliance period of 180 calendar days in which to regain compliance with the Bid Price Rule. Accordingly, the Company will regain compliance if at any time during this compliance period the closing bid price of the Company’s Class A ordinary shares is at least $1.00 for a minimum of ten consecutive business days. As a result, the Company has until May 8, 2023, to regain compliance with the Minimum Bid Requirement. In the event the Company does not regain compliance with the Bid Price Rule, the Company may be eligible for an additional compliance period of 180 calendar days. To qualify, the Company will be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards of the Nasdaq, with the exception of the Bid Price Rule, and will need to provide written notice of its intention to cure the deficiency during this second compliance period. If the Company does not qualify for the additional compliance period, then the Class A ordinary shares will be subject to delisting from the Nasdaq, at which time the Company may appeal the delisting determination to a Nasdaq hearings panel.

The Company will actively monitor its closing bid price during the compliance period and intends to take appropriate measures to remedy the deficiency and regain compliance with the Minimum Bid Requirement.

F-23